UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras prepay partial debt to Petros

—

Rio de Janeiro, December 17, 2020 – Petróleo Brasileiro S.A. – Petrobras informs that it has done today the partial prepayment of the Pre-70 Term of Financial Commitment (TFC Pre-70), celebrated with the Fundação Petrobras de Seguridade Social (Petros), in the amount of R$ 94 million and will do in January 2021 the partial prepayment of R$ 4.493 billion.

The TFC Pre-70 was signed in 2008 and is part of the Reciprocal Obligations Agreement (ROA), signed with Petros and several trade unions in 2006. The TFC Pre-70 disciplines the form of payment of obligations, of an actuarial nature, assumed by Petrobras. The ROA allowed the company to promote a series of regulatory adjustments in the Petrobras System Petros Plan (PPSP) and the offer of a new benefit plan (Petros-2 Plan) to employees hired after the PPSP was closed to new adhesions.

With the split process of the Pre-70 Group for the Petros under Pre-70 Petrobras System Renegotiated (PPSP-R Pre-70) and Pre-70 Petrobras System Non-Renegotiated (PPSP-NR Pre-70) plans occurred in 2019, an amendment was signed to the TFC Pre-70 with the objective, among others, to establish the possibility of advance payments by Petrobras.

The prepayments are in line with the company's liability management process, reducing interest expenses and the amount of real guarantees, in addition to contributing to improving the liquidity of the plans.

It is worth mentioning that the TFC Pre-70 is a commitment already registered in Petrobras' Financial Statements, composing the register of the actuarial liability value, as explained in note "14. Employee benefits" of the 3Q20 Quarterly Information.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer